Mail Stop 3561

								August 4, 2005


Via U.S. Mail

Mr. John Fleming
Chief Executive Officer
GameZnFlix, Inc.
1535 Blackjack Road
Franklin, KY  42134

Re: 	GameZnFlix, Inc.
	Amendment No. 2 to Registration Statement on Form SB-2
	Filed July 22, 2005
	File No. 333-122162

Dear Mr. Fleming,

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. All page references are to the marked version of the filing that you provided to us.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Cover Page, page 1
1. Refer to the third paragraph. Please revise to update your last reported sales price per share. Accordingly, please revise throughout as appropriate.


Business, page 24
Business Development, page 24
2. We note that on March 5, 2003 you amended your articles of incorporation so that an increase in your authorized capital stock could be approved by the board of directors without shareholder consent and a decrease in your issued and outstanding common stock could be approved by the board of directors without shareholder consent. We could not locate a preliminary Schedule 14C filed on EDGAR. Please advise.

Financial Statements for the Year Ended December 31, 2004 Consolidated Balance Sheet, page F-7
Note 8  Convertible Debenture, page F-16
3. As previously requested in our prior comment 25, please revise the balance sheet to appropriately reflect the Convertible Debentures at face value less the unamortized discount related to the warrants and the beneficial conversion feature. This presentation should be similar to the line item related to your Convertible Debentures as presented in your balance sheet for the interim period ended March 31,
2005. Also, revise Note 8 to disclose why you have classified the entire amount related to the Convertible Debentures as a current liability at December 31, 2004.

Note 1  Summary of Significant Accounting Policies
Revenue Recognition and Cost of Revenue, page F-13
4. Please refer to our prior comment 26. Please revise the Note to disclose that you own all titles that are rented and/or sold to your subscribers as discussed in your response to our comment.

Recent Pronouncements, page F-14
5. Please refer to the last paragraph under the caption, Recent Pronouncements. You state that you previously adopted the fair value recognition provisions of SFAS No. 123 in the second quarter of 2003.
However, you state under the caption, Stock-Based Compensation, on page F-14 that you account for stock-based awards to employees in accordance with APB No. 25 and adopted the disclosure only alternative of SFAS No. 123. In this regard, please reconcile your disclosures for consistency.

Note 8  Convertible Debenture, page F-16
6. Please refer to our prior comment 29. Please ensure that the conversion feature and price as disclosed in Note 8 is the same as your description of the conversion feature and price in the ninth paragraph under the caption, Liquidity and Capital Resources, on page
20 and in other sections of the filing. In this regard, please revise the filing for consistency.

Note 10  Stock Compensation Plans, page F-16
7. Please refer to the first paragraph. It appears that the information in this paragraph is basically the same as the information in the third paragraph. In this regard, please delete the first paragraph.

Exhibit 23.1
8. Please provide a manually signed currently dated independent accountants` consent with any amendment. Since the report of Smith &
Company dated March 28, 2005 and the related financial statements for the year ended December 31, 2004 are included in this Form SB-2 (and related amendments thereto), please revise the consent to delete the incorporation by reference language.

Other
9. You are reminded to consider the requirement to update your financial statements and related information pursuant Item 310(g) of
Regulation S-B.


* * * * *

      As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.


      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Katherine Mathis at (202) 551-3383 or Joe Foti at (202) 551-3816 if you have questions regarding comments on the financial statements and related matters. Please contact Rolaine Bancroft at (202) 551-3313 or me at (202) 551-3755 with any other questions.

      	Regards,



      	Max A. Webb
      	Assistant Director


cc:	Stephen Fleming, Esq.
	Sichenzia Ross Friedman Ference LLP
	via facsimile:  (212) 930-9725

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Mr. John Fleming
GameZnFlix, Inc.
August 4, 2005
Page 1